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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


30 September 2003




                           SALE OF CENTREBET BUSINESS
                           --------------------------

Jupiters Limited ("Jupiters") has today entered into a contract for the sale of the business of Centrebet Pty Ltd ("Centrebet") to the SportOdds Group ("SportOdds") for $46.55 million.

As outlined in the Scheme Booklet distributed to Jupiters' shareholders earlier this month, Jupiters intends to distribute the net proceeds of the sale to its ordinary shareholders by way of a special fully franked dividend. The payment of the dividend is conditional on the Ordinary Share Scheme proceeding.

The gross proceeds of the Centrebet sale, which is used in determining the "Net Centrebet Proceeds" distributable to Jupiters' ordinary shareholders, will be subject to a number of deductions in respect of expenses of the sale and certain adjustments in addition to the usual adjustments such as for unresolved bets and costs related to ensuring business continuity. Those deductions will include an amount of $5 million which Jupiters has agreed to pay TABCORP Holdings Limited ("TABCORP") in return for TABCORP's consent to certain terms of the Centrebet sale which are less favourable to Jupiters than those contemplated by the sale parameters originally agreed between TABCORP and Jupiters.

Completion of the sale is expected to occur on 27 October 2003.

CONDITIONS OF THE SALE

Conditions of the sale include:

-    the issue of a Northern Territory Sports Betting licence to SportOdds;
- there being no termination or suspension of Centrebet's Northern Territory and UK Sports Betting licences; and
- SportOdds satisfying its draw down conditions to its approved finance facility.

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CENTREBET DIVIDEND

Subject only to completion of the sale, Jupiters proposes to declare a special fully franked dividend to disburse the net Centrebet proceeds to its shareholders. After payment of the fee to TABCORP and other adjustments (including expenses of sale such as capital gains tax), the dividend is expected to be in the range of 14 to 17 cents per Jupiters ordinary share, subject to a number of variables which can only be determined at completion of the sale and others which will depend on the trading results of Centrebet up until that date.

FUTURE FLOAT OF COMBINED CENTREBET/SPORTODDS BUSINESS

SportOdds has undertaken to procure that if it floats the Centrebet/SportOdds business within three years from the date of sale of Centrebet to SportOdds that it will offer all Jupiters ordinary shareholders, as at the record date of the Centrebet special fully franked dividend, an opportunity to subscribe for shares in the float.

ABOUT SPORTODDS

SportOdds is Australia's largest, privately owned sports betting company. Its principals, Con and Peter Kafataris, have between them over 60 years experience as successful on-course bookmakers.

SportOdds has licences in Canberra, Western Australia and the United Kingdom, with its administration headquartered in Sydney. Together with its Australian operations, the SportOdds group currently employs 100 staff and has over 35,000 registered clients.

Jupiters' shareholders can lodge, amend or withdraw proxies up to 5.00 pm on 22 October 2003.

For further information, please contact:


Mr Rob Hines                                        Mr Chris Photakis
Managing Director & Chief Executive Officer         KPMG
Jupiters Limited                                    (acting for SportOdds)
Telephone: +617 5584 8900                           Telephone: +612 9335 7930


Mr Paul Binsted
Citigroup Global Markets Australia Pty Ltd
(acting for Jupiters Limited)
Telephone: +612 8225 4672



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